Exhibit 6.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II)WOULD BE COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

PRIVATE SALE AGREEMENT

26th August 2025

Consignment Number: [***]

Account Number: [***]

PART A

Level & Co. Gallery, LLC

30 E 74th Street

New York, NY 10021

U.S.A.

This private sale agreement, which includes Parts A, B (Schedules I and II), and C, sets out the terms on which you consign the Property listed on the Property Schedule in Part B to us for private sale. References in this agreement to Clauses are to the numbered provisions set out in Part A, and references to numbered Conditions are to the Conditions of Business for Sellers set out in Part C. Condition 1 contains the definitions of capitalized terms not defined in this Part A.

1.	PRIVATE SALE

a.	We shall offer the Property set out in the Property Schedule for private sale, on the terms of this agreement.

b.	The purchase price payable by the Buyer for the Property (the “Purchase Price”) will be an amount that, after deduction of our Commission and any applicable VAT and ARR, will result in a payment to you of not less than the amount set out on the Property Schedule (the “Net Price”), provided we receive the Purchase Price in full and cleared funds. The Purchase Price is subject to any applicable VAT and ARR and other sales or use tax.

c.	The term of this agreement will be from the date you sign this agreement until 1st November 2025 (the “Term”).

d.	We will feature the Property in our exhibition titled [***] to be held at [***] (both dates inclusive, subject to postponement for reasons beyond [***] control (the “Exhibition”). The Property may be included in the marketing or promotional materials for the Exhibition. If applicable, we will propose (a) the cataloguing and other descriptions of the Property, (b) the date(s) and location(s) of the Exhibition, and (c) the marketing and promotion of the Property, subject to your prior written approval in each instance, which will not be unreasonably withheld .

e.	If you withdraw the Property for sale after: (i) you sign this agreement and before the end of the Term, and (ii) we notify you in writing that we are actively negotiating with a potential buyer, you agree to pay us a fee equal to 20% of the Net Price of the withdrawn Property plus any applicable VAT (the “Withdrawal Fee”). You agree that the Withdrawal Fee is a reasonable estimate of the harm to us that would result from withdrawal of the Property. In any case where you owe us the Withdrawal Fee, you shall promptly pay us upon our request to you, and following our receipt of the Withdrawal Fee (unless otherwise agreed with you), we will withdraw the Property from sale and, if applicable, return it to you at your expense, subject to Condition 10.

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f.	We will inform you of any bonafide offer to purchase the Property and will not agree to any sale verbally or in writing without your written consent in each instance (including by email). Subject to the foregoing, you may not withdraw any Property from sale once we have entered into a purchase agreement with the Buyer.

g.	You hereby acknowledge that you are aware of the respective advantages and disadvantages of consigning property for sale by public auction and via private sale, and having taken those considerations into account, wish to sell the Property via private sale through [***] acting as your exclusive sales agent.

2.	PROPERTY: [***] will arrange and bear the cost of shipping the Property from its current location in Delaware, U.S.A. to [***] premises in London. If the Property remains unsold at the expiration of the Term, we will notify you, and, unless we and you agree on another course of action, we will return it to you at our cost and expense within thirty (30) calendar days.

3.	OUR COMMISSION: You authorize us to retain for our account as our Commission for the Property sold the portion of the Purchase Price, exclusive of any applicable VAT and any applicable ARR, in excess of the Net Price, provided that our Commission for such Property will not exceed ten percent (10%) of the Purchase Price, exclusive of any applicable VAT and any applicable ARR, provided you will receive no less that the Net price for the Property. . We may remunerate any of our employees out of the Commission we earn on the sale of Property. If the Property is sold, we agree to provide you with a redacted invoice for the Buyer that indicates the final Purchase Price.

4.	SALE COSTS: We will settle the Sale Costs set out in the Sale Costs Schedule in Part B of this agreement from our remuneration.

5.	LOSS OR DAMAGE: We will assume liability, at no cost to you, for loss or damage to the Property on the terms set out in Condition 6. For the avoidance of doubt, we will maintain liability for loss or damage to the Property whilst the Property is at [***] for the Exhibition. We agree to name you as loss payee under our insurance policy covering our assumption of liability pursuant to this Clause.

6.	SETTLEMENT: We will pay you the Net Sale Proceeds on the Settlement Date (as defined below), subject to Condition 8. The “Net Sale Proceeds” are the amount remaining from the Purchase Price we receive in full and cleared funds, less our Commission, Sale Costs payable by you (if any), any applicable ARR and any applicable VAT. The “Settlement Date” will be the date that is five business days after our receipt of the Purchase Price in full and cleared funds. If the Settlement Date falls on a Saturday, Sunday, public holiday or date on which our offices are closed, settlement will be on the next business day.

7.	VAT: You acknowledge that the Property has been or will be imported from outside the United Kingdom for sale in the United Kingdom and that we will be selling it under a customs suspensive regime. You agree that [***] will be the importer of record for the Property. We will charge the Buyer VAT at the prevailing rate on the sale of the Property. [***] acts as a principal for VAT purposes only. Your indemnity as set out in Condition 5 will apply with regard to your above representation and warranty.

In addition to the foregoing and the information set out in Part B, you agree to the Conditions of Business for Sellers in Part C, as amended by Parts A and B if applicable (and in the event of a conflict, Parts A and B will prevail).

[Signature page(s) to follow]

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By signing below, you confirm you have read and accept, and agree to the sale of the Property in accordance with, the terms of this agreement.

[***]

By	Date	August 27, 2025
Name	Title

ACCEPTED AND AGREED:

Level & Co. Gallery, LLC, consignor

Signed	Date	8/27/25
Name	Title

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PART B

SCHEDULE I – PROPERTY SCHEDULE

Item DDWDL – David Hockney, xIxrxixsx xwxixtxhx xExvxixaxnx xBxoxtxtxlxex,

1996, oil on canvas, 31.75 x

25.6 in.

Net Price:	USD
[***]

ARR:	Yes
VAT Status:	Temporary Admission

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PART B

SCHEDULE II – SALE COSTS SCHEDULE

We will absorb the following Sale Costs, if applicable, and not charge you for them:

(a)	costs for packing, shipping, and any applicable customs duties, taxes or tariffs for shipping the Property to our sale location or warehouse;

(b)	costs for our travel to inspect and/or prepare the Property for transport;

(c)	costs of any agreed-upon marketing and advertising;

(d)	costs of reproduction rights;

(e)	authentication costs, including any related packing, shipping and customs duties;

(f)	costs of framing, cleaning and restoration, approved by you, and any related packing, shipping and customs duties;

(g)	costs of other services approved by you, including those performed by others and any related packing, shipping and customs duties;

(h)	a fee for property handling and administration and our assumption of liability as described in the Clause titled “Loss or Damage” in Part A; and

(i)	costs for packing, shipping, and any applicable customs duties, taxes or tariffs for return shipping of the Property to you to your designated premises, as mutually agreed by you and us.

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PART C: CONDITIONS OF BUSINESS FOR SELLERS

1. Defined Terms

In this agreement, “we”, “us” and “our” refers to [***] and “you” and “your” refer to the individual, corporation or other entity whose name appears at the top of Part A. If there is more than one consignor, “you” and “your” refer to all consignors; if the consignor is an agent acting on behalf of a principal, “you” and “your” refer to both principal and agent.

If there is more than one consignor consigning the Property under this agreement, each consignor, including any co-owner, jointly and severally assumes the consignor’s obligations and liabilities under this agreement. If you are an agent acting on behalf of a principal, you and your principal are bound by the terms of this agreement and jointly and severally assume all obligations, liabilities, representations, warranties and indemnities set out in this agreement.

The following capitalized words will have the specific meaning shown here:

ARR: the artist resale right royalty payable by the Buyer.

Buyer: the buyer of record of an item of Property.

Commission: the portion of the Purchase Price that we retain for our account for each item of Property sold. Commission is subject to any applicable VAT.

Property: an item or items of property consigned by you under this agreement and listed in the Property Schedule in Part B. Where more than one item of property is consigned, references to “Property” in this agreement will mean with respect to each item of Property.

Sale Costs: the costs related to this consignment set out in the Sales Costs Schedule in Part B. Sale Costs are subject to any applicable VAT.

[***]: the unlimited company that has its registered office at [***].

[***]: [***] Holdings UK Limited and any entities in which it holds, from time to time, directly or indirectly, more than 50% of the issued share capital; and each, a “[***].”

VAT: for Property sold in a location in which a Value Added Tax (or similar tax) regime applies, any applicable Value Added Tax, an amount in lieu of Value Added Tax (or similar tax), as the case may be, at the prevailing rate.

2. Consignment

(a) You retain us as your exclusive agent to offer the Property for sale on the terms set out in this agreement during the Term. While we are your exclusive agent, you may not offer or attempt to offer the Property for sale other than pursuant to the terms of this agreement.

(b) We may offer the Property to any type of buyer, including, without limitation, individuals, institutions, galleries and art dealers, without regard to a potential buyer’s future use or disposition of the Property.

(c) We may (though we have no duty to), before and after the sale(s), consult an expert or experts and conduct due diligence and research in relation to the Property or its provenance.

(d) If we have not inspected the Property in person prior to execution of this agreement, we may modify or cancel this agreement upon our in-person inspection of the Property if it is not satisfactory to us.

(e) We may pay an introductory commission to a third party for introducing the Buyer of the Property to us from our own remuneration from the sale of the Property.

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3. Authenticity Guarantee

(a) We, as principal, provide an authenticity guarantee to the Buyer, subject to the following terms and conditions, that the Property is not a “counterfeit” (the “Authenticity Guarantee”). For these purposes, a “counterfeit” means Property that in [***] reasonable opinion is an imitation created to deceive as to authorship, origin, date, age, period, culture or source, where the correct description of such matters is not reflected by the Property’s description in the Property Schedule. No Property shall be considered a counterfeit by reason only of any damage and/or restoration and/or modification work of any kind (including repainting or over-painting) and/or treatment of gemstones.

(b) The Authenticity Guarantee is provided for a period of five years from the date on which the Property is sold to the Buyer (the “Guarantee Period”), except as otherwise provided in Conditions 3(d)-3(g) below.

(c) The Authenticity Guarantee is provided solely for the benefit of the Buyer and cannot be transferred to any third party, including any subsequent owner or owners who acquire an interest in the Property.

(d) With respect to Property containing any gemstone, jade or pearls, the Authenticity Guarantee is that the gemstone is genuine and of natural origin and/or that the jade or pearls are of natural origin, and the Guarantee Period for any claim that the gemstone is not genuine or of natural origin, and/or that the jade or pearls are not of natural origin is 21 days from the date on which the Property is sold to the Buyer.

(e) With respect to Property consisting of wine, the Authenticity Guarantee is that the producer and vintage are as stated in Property description, and the Guarantee Period is 21 days from the date on which the Property is sold to the Buyer.

(f) With respect to Property consisting of spirits, the Authenticity Guarantee is that the producer and expression are as stated in Property description, and the Guarantee Period is 21 days from the on which date the Property is sold to the Buyer.

(g) With respect to Property consisting of books or manuscripts we will also guarantee to the Buyer, as part of the Authenticity Guarantee, for a Guarantee Period of 21 days from the date on which the Property is sold to the Buyer, subject to Conditions 3(g)(1)-(5), the Property’s text and/or illustrations are not materially defective. Subject to the following exceptions, if we reasonably determine that the text or illustrations of a Property are materially defective, we will ensure that the sale is rescinded, and that the Buyer is refunded the Purchase Price. We reserve the right to reject a claim under this Condition 3(g) if: (1) the Property comprises an atlas, an extra-illustrated book, a volume with fore-edged paintings, a periodical publication or a print or drawing; (2) in the case of a manuscript, the Property was not described as complete; (3) the defect complained of was mentioned in the Property description or the item complained of was sold un-named as part of the Property; (4) the defect complained of is not a defect in text or illustration, such as without limitation, damage to bindings, stains, foxing, marginal wormholes, lack of blank leaves or half titles or other conditions not affecting the completeness of the text or illustration, lack of list of plates, inserted advertisements, cancels or any subsequently published volume, supplement, appendix or plates or error in the enumeration of the plates, or is based on the age of hand-colouring in maps, atlases or books; or (5) the manner in which the text or illustrations are defective does not result in a material loss in value of the Property.

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(h) With respect to Property consisting of fine Modern and Classical Chinese paintings, if any artist name is recorded in the property description or otherwise, this is not to be taken as unqualified attributions to the artists named and as such the Authenticity Guarantee shall not apply to the Property. No unqualified attributions to any artist or date are made or intended. The current scholarship in the field of Chinese paintings does not permit unqualified statements as to authorship or date of execution.

(i) With respect to Property consisting of watches, the Authenticity Guarantee excludes the guarantee of authenticity of any individual component parts, such as wheels, hands, crowns, crystals, screws, bracelets and leather bands, since subsequent repairs and restoration work may have resulted in the replacement of original parts.

(j) Subject to the above Authenticity Guarantee, we will offer the Property for sale “AS IS,” and neither you nor we will make any guarantee, representations or express or implied warranties with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration, exportability, exhibitions, literature or historical relevance of the Property and no statement anywhere, whether oral or written, shall be deemed such a guarantee, representation or warranty.

4. Representations and Warranties

(A) You represent and warrant to us and to each Buyer that at all relevant times (including at the time of consignment and at the time of sale of the Property):

(a) you have sole, complete and lawful right, title and interest in the Property; or, if you are acting as an agent, your principal has sole, complete and lawful right, title and interest in the Property, and you are properly authorized by your principal to sell the Property on these terms;

(b) there are no claims or potential claims, legal proceedings, liens, security interests, encumbrances or other restrictions on or regarding the Property, and you have no knowledge of any facts or circumstances that might give rise to any claims in connection with the Property;

(c) good and marketable title to and right to possession of the Property will pass to the Buyer free from any third- party rights, liens, security interests, claims or potential claims, restrictions or encumbrances;

(d) you have disclosed to us all information (including documents) known to you or in your possession that could reasonably affect the sale or value of the Property, including but not limited to information concerning the Property’s condition (including any damage or restoration), provenance, ownership, authenticity, attribution, authorship, origin, date, age, period, culture, source, export or import history, and the existence of any endangered or protected species in the Property, as applicable, and you shall continue to disclose any such information that becomes known to you up to and including the date on which the Property is sold;

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(e) if the Property has been imported into the country in which it is located, it was lawfully imported, required declarations were made, any duties and taxes were paid, and it was lawfully exported from the country or jurisdiction in which it had been located;

(f) you have notified us in writing of any taxes and/or duties that are payable by us on your behalf in any country other than the country of the applicable sale location;

(g) any images and descriptions of the Property you provide to us do not infringe any third-party rights, and you are not aware of any restrictions on our right to reproduce or use photographs, images or videos of the Property produced by us to the extent permitted by applicable law;

(h) any electrical or mechanical goods or components are in a safe operating condition if reasonably used for the purpose for which they were designed, and are free from any defect not obvious on external inspection which could prove dangerous to human life or health;

(i) you have not violated and will not violate any applicable law, regulation or code in connection with this consignment or the sale of the Property;

(j) your consignment of the Property for sale does not facilitate tax crimes;

(k) you have no knowledge or reason to suspect that (i) the Property is connected with the proceeds of criminal activity, including without limitation tax evasion, money laundering, terrorist activities or other criminal activity, or (ii) you, or any co-owner(s) or principal(s) (or, if you are an entity, any person(s) or entity(ies) with a beneficial or ownership interest in you), are under investigation, charged with, or convicted of any substantive or predicate money laundering or economic sanctions crime, terrorist activity, tax evasion or act in violation of any applicable anti-bribery or anti-corruption law;

(l) you (and your principal, if applicable) are not, nor are you or your principal (if applicable) owned, controlled, or acting on behalf of, an entity or individual that is: (i) the subject of economic sanctions, embargoes or other trade restrictions in any jurisdiction, including those administered and enforced by the United States, European Union, United Kingdom, United Nations Security Council, or other applicable sanctions authority (collectively, “Sanctions”), or (ii) located, organized, or resident in a country or territory that is the subject of Sanctions (including, without limitation, Crimea, Cuba, Iran, North Korea, Syria, Russian Federation and Belarus) (collectively, “Sanctioned Jurisdictions”); and you will not transfer the Net Sale Proceeds to, or use them for the benefit of anyone subject of Sanctions or located, organized, or resident in a Sanctioned Jurisdiction;

(m) if you are acting as agent on behalf of a principal, you: (i) have disclosed to us the identity of your principal and have taken steps reasonably designed to ensure compliance with Sanctions, anti-money laundering, anti- terrorism, and anti-bribery or anti-corruption laws, including but not limited to, conducting appropriate due diligence on your principal, and all commissions payable to you for this consignment have been authorized by your principal; and (ii) are acting in your own capacity and warrant that you are duly authorised to take all necessary decisions and actions in order to complete the transactions contemplated by this agreement (including the receipt of the Net Sale Proceeds for the Property if sold);

(n) you have full legal authority without any further action or other party’s consent to enter into and perform this agreement and to give these representations and warranties; if you are an entity, the individual signing on your behalf is authorized to do so and the entity is duly incorporated or formed, validly existing and in good standing in the jurisdiction where it is incorporated or formed; and

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(o) if you are consigning for sale wine or spirits, you are at least 18 years of age.

B. We represent and warrant to you that:

(a) we will carry out necessary “know your client” identification and verification checks on any Buyer (including any part that would be considered the ultimate beneficial owner of any Buyer of the Property);

(b) other than with regard to clear title and authentication, the Property will be sold “AS IS” and we will not make any representation or warranty to a potential buyer with respect to merchantability, fitness for a particular purpose, the physical condition, size, quality, rarity, importance, provenance, restoration or historical relevance of the Property, and that no statement anywhere, whether oral or written, will be deemed such a representation and warranty for which you will be held responsible.

5. Indemnity

(a) You shall indemnify and hold us, each [***] Group Company, our and their respective officers and employees, and the Buyer harmless against any and all claims, causes of action, liabilities, damages, losses, and expenses (including but not limited to reasonable attorneys’ fees), arising out of or in connection with an inaccuracy, incompleteness or breach of any of your representations or warranties under this agreement.

(b) We shall indemnify and hold you harmless against any and all claims, causes of action, liabilities, damages, losses and expenses (including but not limited to reasonable attorneys’ fees), arising out of or in connection with an inaccuracy, incompleteness or breach of any of our representations or warranties under this agreement.

6. Loss or Damage Liability

(a) Unless otherwise agreed with you in Part A, if any Property will be in our custody or control, this Condition 6 will apply with regard to such Property. Subject to Condition 6(b) and unless otherwise agreed with us in writing, we assume liability for loss or damage to the Property, commencing from when we or our designated agent receive the Property and ceasing (i) for sold Property, when risk passes to the Buyer following its sale; or (ii) for unsold Property, on the earlier of 60 days after the expiration of the Term or when the Property is released to you.

(b) We will not be liable for any loss or damage (i) occurring during any process undertaken by independent contractors engaged with your consent, including but not limited to for restoration, conservation, (un)framing, (un)mounting or cleaning; (ii) caused to frames or to glass covering prints, paintings or other flat works; (iii) caused by changes in humidity or temperature (as long as we take reasonable care in handling the Property), normal wear and tear, gradual deterioration or inherent vice or defect (including woodworm), war, any act or acts of terrorism (as defined by our insurers), nuclear fission, radioactive contamination, or chemical, bio-chemical or electromagnetic weapons, or (iv) for wine or spirits, occurring in the course of altering or removing the capsule to inspect cork condition and any markings.

(c) If any loss or damage occurs to the Property during the period identified in Condition 6(a), we will determine the extent of depreciation to the Property, if any, caused by the loss or damage, and our liability to compensate you in respect of that loss will be limited to the Property Value, less any Sale Costs payable by you. In this agreement, the “Property Value” will mean the amount equal to: (i) for sold Property, the Net Sale Proceeds, (ii) for unsold Property, the Net Price, or the Reserve Price less any Commission payable by you, dependent on whether a Net Price or a Reserve Price has been agreed for the Property in Part A.

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(d) If in our reasonable opinion, the loss or damage to the Property results in a depreciation of the Property of less than 50%, we will pay you the amount of depreciation (after restoration) and offer the Property for sale or at your request return it to you, subject to Condition 10. If, in our reasonable opinion, loss or damage to the Property results in a depreciation of the Property of 50% or more, we will pay you the Property Value, less any Sale Costs payable by you, and all title, interest and rights to the Property will pass to us.

(e) If you disagree with our opinion as to the depreciation of the Property, we will solicit an appraisal from an independent expert recognized in the relevant field whose selection you approve, such approval not to be unreasonably withheld. You and we agree that such appraisal will be the final determination.

(f) Upon your receipt of payment from us in accordance with this Condition 6, you, on your own behalf and on behalf of your insurer(s), irrevocably release us from all liability for loss or damage to such Property and irrevocably waive all rights and claims that you might have against us in connection with the same.

7. Payment from the Buyer

(a) For Property sold, title to the Property will transfer to the Buyer upon our receipt of the Purchase Price in full and cleared funds from the Buyer.

(b) We have no obligation to enforce payment by the Buyer. We will use commercially reasonable endeavors to collect payment from the Buyer, but we will not be required to commence legal proceedings. If we charge the Buyer interest for late payment, you authorize us to retain such interest for our own account. We will take reasonable steps to inform you of any action being taken against the Buyer and consider your views.

(c) If we pay you any portion of the Purchase Price for which we have not collected payment from the Buyer, simultaneously with such payment, you hereby assign to us all rights you might have against such Buyer to the extent of such payment.

(d) If the Buyer fails to pay the Purchase Price in full and cleared funds when due, we may, in our sole discretion, cancel the sale and return the Property to you, subject to Condition 10, in addition to any and all other rights or remedies available to us by law or in equity. Alternatively, if we agree to remit to you an amount equal to the Net Sale Proceeds, ownership of the Property will pass to us, you shall have no right, title or interest in the Property, we will have full discretion as to the disposition of the Property, all your representations, warranties and indemnity shall apply to us as the transferee of the Property, and we shall be entitled to enforce the rights of rescission set out in these Conditions of Business

(e) If we elect to not take any action against the defaulting Buyer, we will disclose the identity of the Buyer to you so that you may evaluate a potential claim against the Buyer. If you take any action against the Buyer to enforce payment of the amount due to you, you will take reasonable steps to keep us informed. If you recover any funds from the Buyer, you agree to remit to us from such funds our share of the sale proceeds remaining, if any, after you first recover your costs (including reasonable attorneys’ fees) incurred in collecting from the Buyer and the Net Sale Proceeds that were due to you.

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(f) [***] reserves the right to seek identification of the source of funds received, and to make enquiries about any person transacting with [***]. If [***] has not completed its enquiries in respect of anti-money laundering, anti-terrorist financing and other checks as it considers appropriate concerning the Buyer to [***] satisfaction at its discretion [***] shall be entitled either not to complete or to cancel the sale of the Property, as appropriate, and to take any further action required or permitted under applicable law without any liability to you.

8. Payment to You

(a) Payment will be made only to you in accordance with the payment instructions you will provide in a form satisfactory to us, provided that (i) you have satisfied our Know Your Client requirements, (ii) we are not aware of any circumstances that might give rise to rescission pursuant to Condition 9, and (iii) if applicable, you have provided the required information under Condition 13. If you request payment in a currency other than the currency of the sale, we will convert the Net Sale Proceeds into the currency of your choice based on the exchange rate quoted by a financial entity designated by us on the date on which we pay you.

(b) You irrevocably release us from and waive all claims that you might have against us for any loss or damage you sustain due to our reliance upon your payment instructions, except where the loss or damage was caused by our gross negligence or willful misconduct.

(c) If we have custody of the Property and release it to the Buyer before our receipt of the Purchase Price in full, we will inform you in writing prior to release and pay you the Net Sale Proceeds, regardless of whether we have collected payment in full from the Buyer, within five business days of our release of the Property. Where we pay you the Net Sale Proceeds before we are paid in full by the Buyer, you hereby assign to us all rights you might have against such Buyer to the extent of such payment, ownership of the Property will pass to us, you shall have no right, title or interest in the Property, we will have full discretion as to the disposition of the Property, all your representations, warranties and indemnity shall apply to us as the transferee of the Property, and we shall be entitled to enforce the rights of rescission set out in these Conditions of Business.

9. Rescission

We may, in our sole discretion, rescind the sale of the Property if we reasonably determine there are serious grounds for concern that (a) the Property is a “counterfeit”, as defined in Condition 3(a), or in the case of a book or manuscript, the text or illustration is materially defective, (b) any of your representations or warranties are inaccurate, incomplete or breached, or (c) the sale has subjected or might subject us or you to legal liability. In any such case, we will provide you, as reasonably in advance of our determination as circumstances permit, with the basis for our proposed determination in writing (unless we are restricted from doing so on legal or regulatory grounds) and will give due consideration to any matters you wish to raise. Within ten days of your receipt of our written notice to you of a rescission having occurred, you shall return to us the Net Sale Proceeds we paid to you for such Property plus all costs, including reasonable attorney’s fees, we incur in connection with rescinding the sale and enforcing this provision. Upon our receipt of such payment, we will return such Property to you in the same condition in which it was sold (normal wear and tear excluded), subject to Condition 10, unless we are not able to return the Property due to reasons beyond our control.

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10. Retention and Use of Property and Proceeds

We may keep any property and/or any proceeds belonging to you that are under the custody or control of any [***] Group Company (i) until you have paid all amounts you owe any [***] Group Company; (ii) pending resolution of any claim of breach or default we have against you; and (iii) for a reasonable period in the event of an unresolved issue whereby the release of the Property or proceeds might subject us to liability. In addition, we may apply the Net Sale Proceeds against any amounts you owe any [***] Group Company and pay any remainder to you. If you owe any amount pursuant to this agreement that remains unpaid for more than 15 days after we notify you, we may charge you and retain for our account interest on such amount at an annual rate of ten percentage points (10%), but in no event greater than the maximum rate permitted by law.

11. Unsold Property

(a) If the Property remains unsold after the Term set out in Part A, we will notify you. In such case, we may agree with you that the Term shall be extended or that you may collect the Property.

(b) For unsold Property in our custody or control, unless otherwise agreed in Part A, if within 30 calendar days (or 60 calendar days if you are a [***] Preferred member) of the end of the Term we do not agree to extend the Term, you agree to promptly settle any Sales Costs payable by you as set out in Parts A and B upon your receipt of our invoice for the same and, if you neither collect the Property nor instruct us to arrange return shipment at your risk, we may (i) return it to you at your cost and risk, (ii) sell it by auction or private sale (at [***] or elsewhere), with estimates and reserves at our discretion (including without reserve), (iii) store it at your risk and expense, for which the applicable charges are set out at [***] or (iv) store it at a third-party warehouse, at your risk and expense.

(c) If we decide to offer the Property for sale pursuant to Condition 11(b)(ii), we will be entitled to sell such Property after 30 days’ notice to you at your address or email address last notified to [***]. If the Property sells, we will be entitled to deduct and retain for our own account from the sale proceeds our Commission as agreed by you and us in Part A, together with any Sale Costs payable by you plus any costs we incur in selling the Property and thereafter, any balance of the sale proceeds will be remitted to you in accordance with the payment instructions you have given. Any such sale conducted by a [***] Group Company will be conducted under [***] terms and conditions applicable to the relevant sale. If you fail to collect your sale proceeds within two years of the sale, such proceeds will be forfeited by you and we shall have the right to retain such balance for our own account.

12. Photographs and Illustrations

(a) Subject to any rights of third parties and any exclusions provided by applicable law, we may use and retain any images, descriptions and other content regarding the Property provided by you.

(b) We own the exclusive copyright to all images and written material we produce relating to the Property. You cannot use them without our prior written permission. We may use them as we deem appropriate, to the extent permitted by law, before or after the sale of Property, and we will be solely liable for any losses or damages arising out of our use of such images and material.

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13. Taxes

(a) You acknowledge you are solely responsible for paying, and you will pay, all taxes and/or duties due on all amounts due to you under this agreement. If we withhold tax pursuant to this Condition, such amount will be deducted from the Net Sale Proceeds.

(b) You authorize us to collect any taxes, duties, VAT or any other applicable tax on your behalf, where required by law.

(c) If any [***] Group Company is required to pay any taxes, duties, VAT or any other applicable tax on your behalf to a tax authority in any country (including outside the sale location), you authorize us to withhold such amounts from the Net Sale Proceeds. If we have already remitted the Net Sale Proceeds, you shall reimburse us for any such amounts we pay, to the extent permissible by law.

(d) Where we are required by law to report to tax authorities in any jurisdiction any amount related to this sale, you authorize us to make such reporting.

(e) You must provide to us the appropriate information (e.g., information requested on a Form W-9 or equivalent if you are a “U.S. Person,” as defined below, or, where applicable, a Form W-8BEN/BEN-E or equivalent if you are a “non-U.S. Person,” as defined below) required to legally obtain a reduction to or elimination of tax we may otherwise be required to withhold. A “U.S. Person” is a United States citizen or resident, or an entity, including an estate or trust, formed under the laws of the United States. A “non-U.S. Person” is anyone who is not a U.S. Person. If, prior to us remitting a payment to you or on your behalf pursuant to this agreement, any such form or information that you previously provided expires or becomes obsolete or inaccurate in any respect, you will promptly notify us and provide us with updated and valid information.

(f) Failure to comply with Condition 13(e) will result in us having to delay payment due to you pursuant to this agreement until such information is provided. If this information is not provided within 30 business days of the Settlement Date or if we are otherwise required to do so by law, we will withhold U.S. tax from the amounts due to you for immediate remittance to the U.S. Internal Revenue Service (the “IRS”).

(g) If you (i) are a U.S. Person or fail to provide the required information as set out in paragraph (e) above, and (ii) have sold property for which the sale proceeds in a calendar year reach the relevant thresholds required by the IRS and some U.S. states, we must report such amount to the IRS (and possibly to U.S. state(s)). If we have made such reporting, we will give you a copy of what we filed.

(h) You acknowledge that no one within [***] Group has provided tax advice to you or for your benefit in connection with this agreement.

14. Limitation of Liability

(a) You acknowledge that attribution of the Property is a matter of opinion only and not a statement of fact, and is dependent upon, among other things: information you provide to us, the condition of the Property, the degree of research, examination or testing that is possible or practical in the circumstances, and the status of generally accepted expert opinion, research and scientific or technical analysis at the time of cataloguing. You acknowledge we have no duty to include in any description of the Property a reference to any specific third-party attribution nor to the possibility of other views or potential attribution, whether positive or negative.

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(b) We make no guarantees, representations or warranties to you with respect to the Property, its authenticity, attribution, authorship, origin, date, age, period, culture, source, legal title, condition, value, anticipated selling price or otherwise.

(c) Our liability to you under this agreement will not exceed the amount of the Property Value for the relevant Property, except in the case of our willful misconduct, gross negligence or fraud, or death or personal injury caused by our negligent acts or omissions.

(d) Neither you nor we will be liable for any loss of profits, special, consequential, indirect, or incidental damages.

15. Force Majeure

We will not be liable for or be deemed to have defaulted under or breached this agreement for failure, except with respect to payment obligations, or delay in fulfilling or performing any of our obligations to the extent, and for so long as, such failure or delay is caused by events beyond our reasonable control, including without limitation, fire, flood, natural disaster or other event caused by forces of nature, riot, strike or other civil or labour unrest, inability to secure sufficient labor, power or necessary equipment, act of war, armed conflict, terrorist attack, governmental action or regulation, outbreak of disease, public health emergency, epidemic, nuclear or chemical contamination, or any other cause that we could not have prevented with reasonable care.

16. Confidentiality and Data Protection

(a) Neither you nor we may disclose the terms of this agreement to any third party without the prior written consent of the other party, except (i) to attorneys, insurers, contractors, agents, advisors or financial participants on a need-to-know basis and provided they are subject to confidentiality obligations that are no less restrictive than this provision, (ii) to other [***] Group Companies or (iii) to comply with valid legal process or regulatory authority compelling the disclosure, provided, where permitted to do so by law, the disclosing party first gives the other party prompt written notice of such service of process and allows the other party an opportunity to seek a protective order.

(b) We will hold and process your personal information and may share it with another [***] Group Company for use as described in, and in line with, our Privacy Policy published on our website at [***] or available on request by email to [***].

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17. Miscellaneous

(a) You will provide to us, upon our request, verification of identity and any additional information required to comply with our Know Your Client requirements (including but not limited to if you are acting as agent on behalf of a principal, you will disclose to us the identity of your principal) or applicable law or to evidence your authority to sign this agreement. If you fail to satisfy our Know Your Client requirements, we may (i) withhold any amounts due to you under this agreement until you satisfy such requirements, or (ii) terminate this agreement upon written notice to you. In addition, if you are an agent acting on behalf of a principal, you will retain and make available upon request the documentation evidencing your due diligence on your principal for at least five years from the date of this agreement or for such other period as required under applicable law.

(b) This agreement, including Parts A, B and C, constitutes the entire agreement between us and you with respect to this consignment and supersedes all prior or contemporaneous written, oral or implied understandings, representations or agreements relating to the subject matter of this agreement. You confirm that you have not relied upon, and waive all your rights and remedies available in relation to, any express or implied representation, warranty and/or promise outside of this agreement. If any part of this agreement is deemed invalid or unenforceable, such invalidity or unenforceability will not affect the remaining provisions of this agreement, which will remain in full force and effect. No provision of this agreement may be amended unless you and we agree in writing (including by email) to do so.

(c) This agreement will remain in force in the event of your death and is binding upon, and inures to the benefit of, you, your estate, heirs, executors, devisees, representatives, administrators, successors and permitted assigns.

(d) Neither you nor we may assign our respective rights or delegate our respective obligations under this agreement without prior written consent of the other party, except that we may assign this agreement to another [***] Group Company in a different selling location without your prior consent. In the event of such assignment, the sale of the Property will be subject to the laws of the jurisdiction of the [***] Group Company that will offer the Property for sale under this agreement and all local taxes and charges will apply.

(e) You may not grant a security over the Property or do anything that might result in a lien, claim or encumbrance on the Property from the date on which you execute this agreement unless and until the Property is released to you in accordance with the terms of this agreement.

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(f) If we receive a subpoena or an order from a court, body or authority of competent jurisdiction relating to the Property, the agreement, or to you or your principal, you agree to pay us the costs we incur, including reasonable attorney’s fees, in responding to the subpoena or complying with the relevant order.

(g) You have had the opportunity to consult an attorney of your choosing before signing this agreement, and you acknowledge we have not provided legal advice to you or for your benefit in connection with this agreement.

(h) To the extent otherwise applicable, the Vienna Convention on the International Sale of Goods is excluded.

(i) The provisions in this agreement that by their nature are intended to survive termination or the completion of the transactions contemplated (including, by way of illustration only, those relating to returning the Property, liability and indemnity, confidentiality, choice of law and dispute resolution) will so survive.

(j) This agreement may be executed in counterparts, each of which will be deemed an original and together constitute one instrument. Signatures sent by facsimile or email transmission or other electronic signatures are valid and binding and will be deemed an original.

18. Law and Jurisdiction

This agreement and any dispute or claim (including non- contractual disputes or claims) arising out of or in connection with this agreement, its subject matter or its formation, existence, negotiation, validity, termination or enforceability will be governed by and construed in accordance with English law without regard to conflict of law rules or principles and shall be subject to the exclusive jurisdiction of the Courts of England and Wales. Pursuant to the Contracts (Rights of Third Parties) Act 1999 (the “Act”), the Buyer and any [***] Group Company may in their own right enforce the provisions of this agreement applicable to them. No other party shall have any right under the Act to enforce any term of this agreement. The rights of the parties to rescind or vary this agreement are not subject to the consent of any other person. You irrevocably consent to service of process or any other documents in connection with proceedings in the Courts of England and Wales by personal service, delivery by mail, or delivery by email at your last address known to us or any other usual address, or in any other manner permitted by English law, or by the law of the place of service.

February 2025

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